November 2, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Stephen Krikorian, Mail Stop 4561

RE:         CIBER, Inc.

Form 10-Q for the Quarterly Period ended June 30, 2010

Filed August 5, 2010

File No. 001-13103

Dear Mr. Krikorian:

CIBER, Inc. (the “Company”) has received your comment letter dated October 19, 2010, on the above-referenced filing.  The Company continues to gather the information required to respond to the comment letter and will respond on or before November 12, 2010.  If you have questions regarding this letter, please contact me or Christopher Loffredo, CIBER Chief Accounting Officer, at (303) 220-0100.

Very truly yours,

/s/ Peter H. Cheesbrough
Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer